UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated May 18, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Chris Chadwick* Robert Chan* Timothy Cumming*
Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan*
Cain Farrel (Corporate Secretary) (*Non-Executive)
www.sibanyegold.co.za
Sibanye Gold Limited
Reg. 2002/031431/06
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863
MARKET RELEASE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY
OR INDIRECTLY, IN OR INTO AUSTRALIA, JAPAN OR ANY JURISDICTION WHERE TO DO
SO WOULD CONSTITUTE A VIOLATION OF APPLICABLE LAW OR REGULATION

Final terms of a fully underwritten renounceable rights offer of approximately U.S.$1 billion (the "Rights Offer")
1. INTRODUCTION

Westonaria, 18 May 2017: Sibanye Gold Limited (“Sibanye” and/or the “Group”) shareholders are referred to the announcement by Sibanye, released on the stock exchange news service (“SENS”)
on Thursday, 11 May 2017 and published in the South African press on Friday, 12 May 2017(the
“Declaration Announcement”), which included the declaration information relating to the proposed renounceable rights offer by the Company of approximately U.S.$1 billion (the “Rights
Offer”).

The Group is pleased to announce that its board of directors (the “Board”) has finalised the terms of the Rights Offer, the salient terms of which are set out below.

2.
SALIENT TERMS OF THE RIGHTS OFFER

Terms used but not defined herein shall have the meanings ascribed to such terms in the Rights Offer
Circular (as defined below).

Rights Offer
Sibanye offers to qualifying shareholders registered in the
Sibanye share register on Friday, 26 May 2017 (the “Record
Date”), and their qualifying renouncees, a total of 1,195,787,294 shares in the issued share capital of Sibanye (the “Rights Offer
Shares”) for subscription, upon the terms and conditions set out in a circular to shareholders (the “Rights Offer Circular”) dated
18 May 2017, relating to the Rights Offer and in the Form of
Instruction attached to the Rights Offer Circular, by way of renounceable Share Rights on the basis of 9 Rights Offer Shares for every 7 existing Sibanye shares held by qualifying
shareholders at the close of trade on the Record Date for the
Rights Offer (“Existing Shares”). The Rights Offer is fully
underwritten, subject to customary terms and conditions.

Only whole numbers of Rights Offer Shares will be issued and qualifying shareholders will be entitled to subscribe for rounded numbers of Rights Offer Shares. Fractional entitlements of 0.5 or greater will be rounded up and of less than 0.5 will be rounded down.
Rights Offer Shares
Exercise Period
The Rights Offer will open at 09:00 (CAT) on Monday, 29 May
2017, and will close at 12:00 (CAT) on Friday, 9 June 2017.
Rights Offer Subscription
Price
R11.28 per Rights Offer Share (equivalent to U.S.$0.86 on May 17,
2017 using an exchange rate of R13.15 per U.S. dollar (as
published by Bloomberg at approximately 15:00(CAT) on that
date)). The aforementioned Rights Offer Subscription Price
represents a discount of (i) 40% to the theoretical ex-rights price of Existing Shares on Wednesday, 17 May 2017; (ii) 60% to the
closing price of Existing Shares on Wednesday, 17 May 2017;
and (iii) approximately 62% to the prevailing 30-day VWAP of the Existing Shares as at the Last Practicable Date.
Unexercised Share Rights
If payment is not received on or before 12:00 (CAT) on Friday, 9
June 2017, the day of the closing of the Rights Offer, the
qualifying shareholder or renouncee concerned will be
deemed to have declined the offer to acquire Rights Offer
Shares pursuant to the Rights Offer and the Rights Offer
entitlement of such shareholder or renouncee will lapse. See the
Rights Offer Circular for further details.
Excess Applications
All Rights Offer Shares not taken up pursuant to the terms of the
Rights Offer will be available for allocation to qualifying
shareholders who wish to apply for a greater number of Rights
Offer Shares than those offered to them in terms of the Rights
Offer.
Excess Rights Offer Shares (if any) will be allocated in
accordance with the allocation principles set out in in the Rights
Offer Circular.
ISIN
Share Rights: ZAE000243572
Share Rights Code: SGLN
Shareholder helpline
+27 (0) 861 100 634
An announcement will be released on SENS on or about Monday, 12 June 2017 and published in the South African media on Tuesday, 13 June 2017 stating the results of the Rights Offer and the basis of allocation of any additional Rights Offer Shares for which application is made.

Sibanye has filed a registration statement and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) regarding the Rights Offer. U.S. shareholders and American
Depositary Share (“ADS”) holders should read these documents and other documents Sibanye will file and has filed with the SEC which may be accessed by visiting EDGAR on the SEC web site at
http://www.sec.gov
or on Sibanye’s website at
https://www.sibanyegold.co.za/investors/transactions/stillwater-acquisition/rights-offer
.

3.
UNDERWRITING
The Group has entered into an underwriting agreement with Citigroup Global Markets Limited, HSBC
Bank plc, J.P. Morgan Securities plc, Morgan Stanley & Co. International plc and Rand Merchant
Bank (a division of FirstRand Bank Limited) (together, the “Underwriters”), pursuant to which the
Underwriters have severally agreed, subject to customary terms and conditions, to underwrite any
Rights Offer Shares not subscribed for pursuant to the Rights Offer. (including pursuant to excess applications).
4.
EXPRESSIONS OF INTENT
Gold One, which holds approximately 19.9% of Sibanye’s shares, has expressed in writing to Sibanye its intention to exercise the Share Rights allocated to it under the terms of the Rights Offer.
5. FULFILMENT OF CONDITIONS PRECEDENT
The conditions precedent to the Rights Offer, as specified in the Declaration Announcement, have all been fulfilled. Accordingly, the Rights Offer is unconditional and may now be implemented.
6.
SALIENT DATES AND TIMES OF THE RIGHTS OFFER
Shareholders are advised that there have been no changes to the salient dates and times of the
Rights Offer as set out in the Declaration Announcement.
No transfers of Sibanye shares will be permitted between the London and Johannesburg registers from Friday, 19 May 2017 until Friday, 26 May 2017, both days inclusive. The ADS depositary will close
Sibanye’s ADS programme for issuances and cancellations between 24 May 2017 and 30 May 2017.
7.
DOCUMENTATION

The Rights Offer Circular providing full details of the Rights Offer will be available on Sibanye’s website later today at
https://www.sibanyegold.co.za/investors/transactions/stillwater-
acquisition/rights-offer
and will be posted, together with a form of instruction where applicable, to qualifying shareholders located outside of the Australia and Japan, or any other jurisdiction where such distribution would be unlawful, on Tuesday, 23 May 2017.
Copies of the Rights Offer Circular can be obtained during normal business hours from the opening of the Rights Offer to the closing of the Rights Offer at the registered office of Sibanye: 1 Hospital
Street, Libanon, Westonaria 1780; at the offices of the Transaction Sponsor: J.P. Morgan Equities
South Africa (Pty) Ltd, 1 Fricker Road, Illovo, 2196; and at the offices of the Transfer Secretaries:
Computershare Investor Services Proprietary Limited, Rosebank Towers, 15 Biermann Avenue,
Rosebank, Johannesburg, 2196.

Ends.

Investor relations contact:

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Joint Global Co-ordinators, Joint Bookrunners and Underwriters:
Citigroup Global Markets Limited (“Citi”)
HSBC Bank plc (“HSBC”)
J.P. Morgan Securities plc (“J.P. Morgan”)
Morgan Stanley & Co. International plc (“Morgan Stanley”)
Rand Merchant Bank (a division of FirstRand Bank Limited) (“RMB”)

Legal advisers to Sibanye:
Linklaters LLP
ENSAfrica
Legal advisers to the Joint Global Co-ordinators:
Shearman & Sterling (London) LLP
Bowman Gilfillan Inc.
NOTICE TO RECIPIENTS
This announcement is not for distribution, directly or indirectly, in or into Australia or Japan or any jurisdiction where to do so would constitute a violation of applicable law or regulation.

This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the
United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. In this announcement, for example, statements related to expected timings of the rights offer, are forward-looking statements.
The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause
Sibanye’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this presentation. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, save as required by applicable law.

Each of the Underwriters are acting exclusively for the Group and no one else in connection with the Rights Offer. They will not regard any other person (whether or not a recipient of this announcement) as their respective clients in relation to the Rights Offer and will not be responsible to anyone other than the Group for providing the protections afforded to their respective clients nor for giving advice in relation to the Rights Offer or any transaction or arrangement referred to herein.

No representation or warranty, express or implied, is made by any of the Underwriters as to the accuracy, completeness or verification of the information set forth in this announcement, and nothing contained in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. None of the Underwriters assumes any responsibility for the accuracy, completeness or verification of the information set forth in this announcement and, accordingly, disclaim each of the Underwriters, to the fullest extent permitted by applicable law, any and all liability which they might otherwise be found to have in respect of this announcement or any such statement.

Prospectus; No Offer or Solicitation
Sibanye has filed a registration statement (including a prospectus) and may file a prospectus supplement with the
Securities and Exchange Commission (the Rights Offer. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Sibanye will file and has filed with the SEC for more complete information about Sibanye and the Rights Offer. You may get these documents, when available, for free by visiting EDGAR on the SEC web site at www.sec.gov or by visiting Sibanye’s website at www.sibanyegold.co.za.
Alternatively, Sibanye, any Underwriter or any dealer participating in the Rights Offer will arrange to send you the registration statement, prospectus and prospectus supplement, when available, if you request it by calling toll-free (800)
322-2885 or by e-mailing rightsoffer@mackenziepartners.com. This announcement is for information purposes only and does not constitute: (i) an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction; or (ii) investment advice in any jurisdiction relating to the securities discussed herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 18, 2017
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer